Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2021

Summary

The 2021 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1

The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report of the Company.

1.3

The responsible person of the Company, Mr. Ma Xu Lun (Chairman and President), the responsible person of the finance work of the Company, Mr. Ma Xu Lun (Chairman and President), and the responsible person of the accounting department, Mr. Yao Yong (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2021 first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million    Currency: RMB

	31 March 2021	31 December 2020	Increase / decrease (%)
Total assets	326,049	326,115	-0.02
Net assets attributable to the shareholders of the Listed Company	65,352	69,346	-5.76

	Three months ended 31 March 2021	Three months ended 31 March 2020	Increase / decrease (%)
Net cash flows from operating activities	-51	-8,238	99.38

	Three months ended 31 March 2021	Three months ended 31 March 2020	Increase / decrease (%)
Operating revenue	21,253	21,141	0.53
Net profit attributable to the shareholders of the Listed Company (“-” for losses)	-4,006	-5,262	23.87
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses (“-” for losses)	-3,848	-5,353	28.12
Weighted average return on net assets (%)	-5.95	-8.61	Increased by 2.66 percentage points
Basic earnings per share (RMB/share) (“-” for losses)	-0.26	-0.43	39.53
Diluted earnings per share (RMB /share) (“-” for losses)	-0.26	-0.43	39.53

Non-recurring gains and losses

☑  Applicable            ☐  Not applicable

Unit: Million    Currency: RMB

Items	Amount for the reporting period
Gains or losses on disposal of non-current assets	50
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	77
Other non-operating income and expenses besides items above	77
Losses from changes in fair value of convertible bonds	-366
Gains or losses from changes in fair value of other non-current financial assets	3
Effect on non-controlling interests after taxation	41
Effect of income tax	-40

Total	-158

2.2

Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period.

Unit: Share

Total number of shareholders (shareholders)	199,773

Particulars of the top ten shareholders
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding percentage (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity of shareholders
				Status of shares	Number
China Southern Air Holding Company Limited	6,981,865,780	45.55	2,942,637,115	No	0	State-owned legal entity
Nan Lung Holding Limited	2,243,271,577	14.63	1,209,621,577	No	0	State-owned legal entity
HKSCC Nominees Limited	1,750,449,857	11.42	0	Not known	—	Overseas legal entity
Hong Kong Securities Clearing Company Limited	696,157,473	4.54	0	No	0	Overseas legal entity
China National Aviation Fuel Group Corporation	457,147,480	2.98	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	320,484,148	2.09	0	No	0	State-owned legal entity
American Airlines, Inc.	270,606,272	1.77	0	No	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	194,019,933	1.27	0	No	0	State-owned legal entity
Spring Airlines Co., Ltd.	140,531,561	0.92	0	No	0	Domestic non-State-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.46	0	No	0	Domestic non-State-owned legal entity

Particulars of the top ten shareholders not subject to trading restrictions
	Number of tradable shares not subject to selling	Type and number of shares
Name of the shareholder	restrictions	Type of shares	Number of shares
China Southern Air Holding Company Limited	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,750,449,857	Overseas listed foreign shares	1,750,449,857
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	696,157,473	RMB ordinary shares	696,157,473
China National Aviation Fuel Group Corporation	457,147,480	RMB ordinary shares	457,147,480
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	194,019,933	RMB ordinary shares	194,019,933
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Explanation of the related party relationship or concert party relationship of the above shareholders	China Southern Air Holding Company Limited held aggregate
2,279,983,577 H shares of the Company (including shares subject to trading restrictions) through its wholly-owned subsidiaries in
Hong Kong, namely Nan Lung Holding Limited and Perfect Lines
(Hong Kong) Limited. The Company is not aware of any other
	related party relationship between other shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

2.3

Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders not subject to selling restrictions as at the end of the reporting period

☐  Applicable            ☑  Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑  Applicable            ☐  Not applicable

3.1.1	Significant changes in major items in consolidated balance sheet:

Unit: million    Currency: RMB

Items	31 March 2021	31 December 2020	Percentage of Change (%)	Main reason(s) for the change
Accounts receivable	3,595	2,544	41.31	Mainly due to the increase in air ticket receivables at the end of the reporting period
Prepayments	501	732	-31.56	Mainly due to the decrease in prepayments for purchase of aviation equipment
Employee benefits payable	2,299	4,328	-46.88	Mainly due to the payments of 2020 annual bonus during the reporting period
Other current liabilities	16,500	10,999	50.01	Mainly due to the issuance of ultra-short-term financing bills during the reporting period
Long-term borrowings	12,102	8,811	37.35	Mainly due to the additions of long-term borrowings during the reporting period

3.1.2	Significant changes in major items in consolidated income statement:

Unit: million    Currency: RMB

Items	Three months ended 31 March 2021	Three months ended 31 March 2020	Percentage of Change (%)	Main reason(s) for the change
Financial expenses	1,530	2,633	-41.89	Mainly due to the decrease in foreign exchange losses
Investment income (“-” for losses)	66	-598	111.04	Mainly due to the changes in share of associates’ results, where less investment loss was recognised during the reporting period
Gains/(losses) arising from changes in fair value(“-” for losses)	-363	-24	-1,412.50	Mainly due to the changes in fair value of convertible bonds issued in October 2020 during the reporting period

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: million    Currency: RMB

Items	Three months ended 31 March 2021	Three months ended 31 March 2020	Percentage of Change (%)	Main reason(s) for the change
Proceeds from sale of goods and rendering of services	21,870	15,829	38.16	Mainly due to the proceeds from ticket sales in the three months ended 31 March 2020 were offset by the large payments of ticket refunds during that period
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	556	207	168.60	Mainly due to the increase in proceeds from disposal of assets during the reporting period
Payment for acquisition of fixed assets, intangible assets and other long-term assets	4,284	1,293	231.32	Mainly due to the increase of aircraft introduced during the reporting period
Repayments of borrowings	42,123	30,812	36.71	Mainly due to the increase of repayment for borrowings and ultra-short-term financing bills during the reporting period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☑  Applicable            ☐  Not applicable

On 21 September 2020, the Company received the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) issued by the China Securities Regulatory Commission, approving the Company’s public issuance of convertible bonds with a total amount of RMB16 billion. On 13 October 2020, the Company published the Announcement on the Public Issuance of A Share Convertible Bonds by China Southern Airlines, the Prospectus for the Public Issuance of A Share Convertible Bonds by China Southern Airlines and other announcements. On 16 October 2020, the Company published the Announcement on the Online Issuance Rate and Priority Placement Results of Public Issuance of A Share Convertible Bonds by China Southern Airlines. On 19 October 2020, the Company published the Announcement on the Results of the Online Issuance of Public Issuance of A Share Convertible Bonds by China Southern Airlines. On 21 October 2020, the Company published the Announcement on the Results of Public Issuance of A Share Convertible Bonds by China Southern Airlines. On 30 October 2020, the Company published the Announcement on the Listing of A Share Convertible Bonds of China Southern Airlines. On 3 November 2020, pursuant to the approval of the Shanghai Stock Exchange Self-discipline Supervision Decision [2020] No. 355, the convertible bonds of the Company with an amount of RMB16 billion were listed on the Shanghai Stock Exchange with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. On 14 April 2021, the Company published the Announcement on Commencement of Conversion Period of A Share Convertible Bonds of the Company. The Nanhang Convertible Bonds of the Company may be converted into A ordinary shares of the Company from 21 April 2021. For details of the above announcements, please refer to the announcements published by the Company on the China Securities Journal, Shanghai Securities News, Securities Times and the websites of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited.

3.3	Undertakings of overdue performance during the reporting period

☐  Applicable            ☑  Not applicable

3.4

Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☑  Applicable            ☐  Not applicable

In the first quarter of 2021, the recovery of the aviation industry faced challenges due to the continued impact of the COVID-19 pandemic. With the acceleration of the progress of domestic vaccination, the domestic aviation demand continued to improve. However, the overseas pandemic continued to spread and the capacity and market demand of international airlines were still at a low level. The Group seized market opportunities, strived to increase revenue, adhered to lean management and control, and created cost advantages on the premise of normalized prevention and control of the pandemic. In view of the continuing impact of the pandemic on the air transport industry and the uncertainty of the pandemic trend, it is expected that the operating results of the Group will still be adversely affected in the first half of 2021 and there are huge uncertainties. Investors should be aware of investment risks.

3.5	Status on the guarantee provided by the Company to SPV companies as of the date of this report

No.	Established SPVs	Had provided guarantee to the SPVs	The amount of guarantee (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 4	Yes	0.16
5	China Southern Airlines No. 5	Yes	0.92
6	China Southern Airlines No. 6	Yes	0.35
7	China Southern Airlines No. 7	Yes	0.35
8	China Southern Airlines No. 8	Yes	0.35
9	China Southern Airlines No. 9	Yes	5.88
10	China Southern Airlines No. 10	Yes	5.17
11	China Southern Airlines No. 11	Yes	2.98
12	China Southern Airlines No. 12	Yes	0.25
13	China Southern Airlines No. 13	Yes	0.25
14	China Southern Airlines No. 14	Yes	0.33
15	China Southern Airlines No. 15	Yes	3.41
16	China Southern Airlines No. 16	Yes	5.26
17	China Southern Airlines No. 17	Yes	1.49
18	China Southern Airlines No. 18	Yes	2.50
19	China Southern Airlines No. 19	Yes	0.51
20	China Southern Airlines No. 20	Yes	0.51
21	China Southern Airlines No. 21	Yes	0.48
22	China Southern Airlines No. 22	Yes	0.48

23	China Southern Airlines No. 23	Yes	0.48
24	China Southern Airlines No. 24	Yes	2.78
25	China Southern Airlines No. 25	Yes	2.04
26	China Southern Airlines No. 26	Yes	4.73
27	Chongqing Airlines No. 1	Yes	3.52
28	Chongqing Airlines No. 2	Yes	0.32
29	Xiamen Airlines No. 1	Yes	0.17
30	Xiamen Airlines No. 2	Yes	0.11
31	Xiamen Airlines No. 3	Yes	0.11
32	Xiamen Airlines No. 4	Yes	0.14
33	Xiamen Airlines No. 5	Yes	0.15
34	Xiamen Airlines No. 6	Yes	0.20
35	Xiamen Airlines No. 7	Yes	0.09
36	Xiamen Airlines No. 8	Yes	0.14
37	Xiamen Airlines No. 9	Yes	0.15
38	Xiamen Airlines No. 10	Yes	0.15
39	Xiamen Airlines No. 11	Yes	0.16
40	Xiamen Airlines No. 12	Yes	0.13
41	Xiamen Airlines No. 13	Yes	0.19
42	Xiamen Airlines No. 14	Yes	0.18
43	Xiamen Airlines No. 15	Yes	0.18
44	Xiamen Airlines No. 16	Yes	0.13
45	Xiamen Airlines No. 17	Yes	0.12

Total	/		54.18

Note	The total amounts of guarantees provided by the Company and its holding subsidiaries, Xiamen Airlines and Chongqing Airlines, for the aforementioned 45 SPVs were US$5.418 billion, equivalent to approximately RMB35.137 billion (calculated based on the exchange rate of US$1 to RMB1: 6.4853), all of which fall within the authorized scope of guarantee approved by the shareholders’ general meeting of the Company.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

29 April 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4、	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	31 March 2021	31 December 2020
Current assets:
Cash at bank and on hand	25,420	25,823
Bills receivable	11	12
Accounts receivable	3,595	2,544
Prepayments	501	732
Other receivables	2,109	1,955
Including: Interest receivable	52	35
Dividends receivable	4	4
Inventories	1,829	1,760
Other current assets	6,356	6,159

Total current assets	39,821	38,985

Non-current assets:
Long-term equity investments	5,744	5,673
Other equity instrument investments	799	799
Other non-current financial assets	95	92
Investment properties	301	312
Fixed assets	86,346	85,754
Construction in progress	32,930	32,438
Right-of-use assets	142,146	145,540
Intangible assets	6,277	6,155
Long-term deferred expenses	875	887
Deferred tax assets	9,148	7,749
Other non-current assets	1,567	1,731

Total non-current assets	286,228	287,130

Total assets	326,049	326,115

Current liabilities:
Short-term borrowings	24,465	25,286
Derivative financial liabilities	3,516	3,148
Bills payable	278	278
Accounts payable	13,093	11,974
Sales in advance of carriage	4,070	3,997
Contract liabilities	1,461	1,513
Employee benefits payable	2,299	4,328
Taxes payable	556	680
Other payables	8,507	8,640
Including: Interest payable	329	523
Dividends payable	31	31
Non-current liabilities due within one year	25,039	24,838
Other current liabilities	16,500	10,999

Total current liabilities	99,784	95,681

Non-current liabilities:
Long-term borrowings	12,102	8,811
Bonds payable	29,494	29,323
Lease liabilities	96,124	100,283
Long-tem payables	266	291
Provision for major overhauls	4,259	4,216
Deferred income	831	769
Hedging instruments	29	42
Deferred tax liabilities	63	80
Other non-current liabilities	1,598	1,756

Total non-current liabilities	144,766	145,571

Total liabilities	244,550	241,252

Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	15,329	15,329
Capital reserve	39,050	39,050
Other comprehensive income	254	242
Surplus reserve	2,579	2,579
Retained earnings	8,140	12,146
Total equity attributable to shareholders of the Company	65,352	69,346
Non-controlling interests	16,147	15,517

Total owners’ equity(or shareholders’ equity)	81,499	84,863

Total liabilities and owners’ equity(or shareholders’ equity)	326,049	326,115

Responsible person of the Company: Ma Xu Lun

Responsible person of the finance work: Ma Xu Lun

Responsible person of the accounting department: Yao Yong

Balance Sheet of the Company

As at 31 March 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	31 March 2021	31 December 2020

Current assets:

Cash at bank and on hand	17,355	17,634

Accounts receivable	3,158	2,139

Prepayments	457	713

Other receivables	1,393	1,364

Including: Interest receivable	37	18
Dividends receivable	4	4

Inventories	1,202	1,145

Non-current assets due within one year	727	476

Other current assets	5,323	5,106

Total current assets	29,615	28,577

Non-current assets:

Long-term receivables	2,751	1,691

Long-term equity investments	17,281	15,788

Other equity instrument investments	100	100

Other non-current financial assets	21	22

Investment properties	415	437

Fixed assets	53,883	54,875

Construction in progress	23,942	23,570

Right-of-use assets	124,023	124,839

Intangible assets	4,403	4,466

Long-term deferred expenses	104	110

Deferred tax assets	8,225	7,017

Other non-current assets	1,462	1,481

Total non-current assets	236,610	234,396

Total assets	266,225	262,973

Current liabilities:

Short-term borrowings	23,373	22,615

Derivative financial liabilities	3,516	3,148

Bills payable	278	278

Accounts payable	9,751	8,773

Sales in advance of carriage	2,987	3,028

Contract liabilities	1,286	1,355

Employee benefits payable	1,359	2,799

Taxes payable	95	75

Other payables	7,292	7,455

Including: Interest payable	317	483

Dividends payable

Non-current liabilities due within one year	19,826	19,644

Other current liabilities	16,500	10,999

Total current liabilities	86,263	80,169

Non-current liabilities:

Long-term borrowings	11,422	8,122

Bonds payable	26,995	26,823

Lease liabilities	83,888	86,324

Provision for major overhauls	2,744	2,656

Long-term payables	266	291

Deferred income	529	390

Hedging instruments	29	42

Other non-current liabilities	1,375	1,608

Total non-current liabilities	127,248	126,256

Total liabilities	213,511	206,425

Owners’ equity (or shareholders’ equity)

Share capital (or issued capital)	15,329	15,329

Capital reserve	38,423	38,423

Other comprehensive income	-23	-35

Surplus reserve	2,579	2,579

Retained earnings	-3,594	252

Total owners’ equity(or shareholders’ equity)	52,714	56,548

Total liabilities and owners’ equity(or shareholders’ equity)	266,225	262,973

Responsible person of the Company: Ma Xu Lun

Responsible person of the finance work: Ma Xu Lun

Responsible person of the accounting department: Yao Yong

Consolidated Income Statement

For the three months ended 31 March 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Three months ended 31 March 2021	Three months ended 31 March 2020
1. Total revenue	21,253	21,141
Including: Operating revenue	21,253	21,141
2. Total operating costs	27,038	28,928
Including: Cost of sales	23,461	23,940
Taxes and surcharges	65	49
Selling and distribution expenses	1,131	1,389
General and administrative expenses	766	831
Research and development expenses	85	86
Financial expenses	1,530	2,633
Including: Interest expenses	1,600	1,645
Interest income	193	16
Add: Other income	627	676
Investment income (“-” for losses)	66	-598
Including: Share of profit of associates and joint ventures(“-” for losses)	66	-598
Gains/(losses) arising from changes in fair value (“-” for losses)	-363	-24
Credit losses (“-” for losses)	1	0
Impairment losses on property, plant and equipment and right-of-use assets(“-” for losses)	1	0
Gains/(losses) on disposal of assets(“-” for losses)	50	1
3. Operating profit (“-” for losses)	-5,403	-7,732
Add: Non-operating income	101	131
Less: Non-operating expenses	3	2
4. Total profits (“-” for losses)	-5,305	-7,603
Less: Income tax expenses	-1,191	-1,593
5. Net profit (“-” for net losses)	-4,114	-6,010
(1) By continuity
1) Net profit from continuing operations (“-” for net losses)	-4,114	-6,010
2)Net profit from discontinued operations (“-” for net losses)
(2) By ownership
1)Net profit attributable to shareholders of the Company(“-” for net losses)	-4,006	-5,262
2)Non-controlling interests (“-” for net losses)	-108	-748

6. Other comprehensive income, net of tax	12	-43
Other comprehensive income (net of tax) attributable to shareholders of the Company	12	-43
(1) Items that will not be reclassified to profit or loss
(2) Items that may be reclassified subsequently to profit or loss:	12	-43
1)Equity-accounted investees-share of other comprehensive income (recycling)	3	0
2) Cash flow hedge: net movement in the hedging reserve (effective portion in cash flow hedge)	9	-43
Other comprehensive income (net of tax) attributable to non-controlling interests
7. Total comprehensive income	-4,102	-6,053
(1) Attributable to shareholders of the Company	-3,994	-5,305
(2) Attributable to non-controlling interests	-108	-748
8. Earnings per share:
(1) Basic earnings per share (RMB/share)(“-” for losses)	-0.26	-0.43
(2) Diluted earnings per share (RMB/share)(“-” for losses)	-0.26	-0.43

Responsible person of the Company: Ma Xu Lun

Responsible person of the finance work: Ma Xu Lun

Responsible person of the accounting department: Yao Yong

Income Statement of the Company

For the three months ended 31 March 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Three months ended 31 March 2021	Three months ended 31 March 2020
1. Total revenue	13,475	14,272
2.Less: Cost of sales	16,090	16,544
Taxes and surcharges	29	20
Selling and distribution expenses	674	923
General and administrative expenses	432	482
Research and development expenses	44	50
Financial expenses	1,227	2,099
Including: Interest expenses	1,335	1,328
Interest income	162	5
Add: Other income	176	278
Investment income (“-” for losses)	69	-596
Including: Share of profit of associates and joint ventures (“-” for losses)	69	-596
Gains/(losses) arising from changes in fair value (“-” for losses)	-367	-19
Gains/(losses) on disposal of assets (“-” for losses)	5	57
3. Operating profit (“-” for losses)	-5,138	-6,126
Add: Non-operating income	81	124
Less:Non-operating expenses
4. Total profits (“-” for losses)	-5,057	-6,002
Less: Income tax expenses	-1,211	-1,352
5. Net profit (“-” for net losses)	-3,846	-4,650
(1) By continuity
1) Net profit from continuing operations (“-” for net losses)	-3,846	-4,650
2) Net profit from discontinued operations (“-” for net losses)
6. Other comprehensive income, net of tax	12	-43
Other comprehensive income (net of tax) attributable to shareholders of the Company
(1) Items that will not be reclassified to profit or loss
(2) Items that may be reclassified subsequently to profit or loss:	12	-43
1) Equity-accounted investees - share of other comprehensive income (recycling)	3	0
2) Cash flow hedge: net movement in the hedging reserve (effective portion in cash flow hedge)	9	-43
7. Total comprehensive income	-3,834	-4,693

Responsible person of the Company: Ma Xu Lun

Responsible person of the finance work: Ma Xu Lun

Responsible person of the accounting department: Yao Yong

Consolidated Cash Flow Statement

For the three months ended 31 March 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Three months ended 31 March 2021	Three months ended 31 March 2020
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	21,870	15,829
Refund of taxes and surcharges	10	6
Proceeds from other operating activities	620	697
Sub-total of operating cash inflows from operating activities	22,500	16,532
Payment for goods and services	14,593	16,743
Payment to and for employees	6,934	7,074
Payment of taxes and surcharges	834	571
Payment for other operating activities	190	382
Sub-total of cash outflows from operating activities	22,551	24,770
Net cash flows from operating activities	-51	-8,238
2. Cash flows from investment activities:
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	556	207
Proceeds from other investing activities	176	21
Sub-total of cash inflows from investing activities	732	228
Payment for acquisition of fixed assets, intangible assets and other long-term assets	4,284	1,293
Sub-total of cash outflows from investment activities	4,284	1,293
Net cash flows from investing activities	-3,552	-1,065
3. Cash flows from financing activities:
Proceeds from investors	925	0
Including: investment received from non-controlling interests	925	0
Proceeds from borrowings	21,117	19,388
Proceeds from issuance of bonds	25,000	22,500
Proceeds from other financing activities	18
Sub-total of cash inflows from financing activities	47,060	41,888
Repayments of borrowings	42,123	30,812
Payment for dividends, profit distributions or interest	1,735	1,687
Payment for purchase of non-controlling interests of a subsidiary	0	232
Sub-total of cash outflows from financing activities	43,858	32,731
Net cash flows from financing activities	3,202	9,157
4. Effect of changes in exchange rate on cash and cash equivalents	1	2
5. Net increase in cash and cash equivalents	-400	-144
Add: Cash and cash equivalents at the beginning of the period	25,419	1,849
6. Cash and cash equivalents at the end of the period	25,019	1,705

Responsible person of the Company: Ma Xu Lun

Responsible person of the finance work: Ma Xu Lun

Responsible person of the accounting department: Yao Yong

Cash Flow Statement of the Company

For the three months ended 31 March 2021

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Three months ended 31 March 2021	Three months ended 31 March 2020
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	13,212	9,289
Refund of taxes and surcharges	4	6
Proceeds from other operating activities	338	385
Sub-total of operating cash inflows from operating activities	13,554	9,680
Payment for goods and services	8,749	12,666
Payment to and for employees	5,476	5,522
Payment of taxes and surcharges	304	378
Payment for other operating activities	122	283
Sub-total of cash outflows from operating activities	14,651	18,849
Net cash flows from operating activities	-1,097	-9,169
2. Cash flows from investment activities:
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	98	796
Proceeds from other investing activities	143	5
Sub-total of cash inflows from investing activities	241	801
Payment for acquisition of fixed assets, intangible assets and other long-term assets	1,766	646
Payment for acquisition of investments	2,301	232
Sub-total of cash outflows from investment activities	4,067	878
Net cash flows from investing activities	-3,826	-77
3. Cash flows from financing activities:
Proceeds from borrowings	20,600	17,120
Proceeds from issuance of bonds	25,000	19,000
Proceeds from other financing activities	18	0
Sub-total of cash inflows from financing activities	45,618	36,120
Repayments of borrowings	39,515	25,753
Payment for dividends, profit distributions or interest	1,462	1,432
Sub-total of cash outflows from financing activities	40,977	27,185
Net cash flows from financing activities	4,641	8,935
4. Effect of changes in exchange rate on cash and cash equivalents	3	2
5. Net increase in cash and cash equivalents	-279	-309
Add: Cash and cash equivalents at the beginning of the period	17,556	859
6. Cash and cash equivalents at the end of the period	17,277	550

Responsible person of the Company: Ma Xu Lun

Responsible person of the finance work: Ma Xu Lun

Responsible person of the accounting department: Yao Yong

4.2	Audited Report

☐  Applicable            ☑  Not applicable